Date March 25, 2013

Mark P. Shuman Securities and Exchange Commission

Re:

Bookedbyus Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed March 5, 2013

File No. 333-176705

In response to your letter dated March 20, 2013, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of Bookedbyus Inc. (the “Company”).  Amendment No. 5 to the Form S-1 is being filed concurrently with this letter.

The Company has made certain changes in the Form S-1 filing in response to the Staff’s comments.  For your convenience, we have reproduced below the comments contained in the Staff’s March 20, 2013 letter in italicized text immediately before our response.

Summary Information

Summary Information about Bookedbyus Inc., page 5

1.

In the last paragraph on page 5, please disclose your net losses of $89,751 since inception on December 27, 2007.

Response:

We have revised the last paragraph on page 5 in accordance with your request.

Risk Factors

General, page 9

2.

Please update your risk factors to reflect your $30,000 in revenue from inception on December 27, 2007 to November 30, 2012. For example, the first risk factor on page 10 states that you anticipate increase operating expenses without realizing any revenues, and the last risk factor on page 13 states that you have no revenue. If correct, clarify that this revenue was from a consulting project unrelated to your planned business model. Balance this disclosure by quantifying your net losses since inception. Update throughout the filing as necessary, such as in the first paragraph of the Business Description on page 26.

Response:

We have revised the risk factors on pages 10 and 13 and our Business Description on page 26, in accordance with your recommendation. In addition, we have updated our disclosure as necessary throughout the filing.

 “We expect to incur operating losses in the future because we have…,” page 13

3.

You state that management believes that “the gross proceeds of $1,000,000 generated from this offering” will be sufficient to continue your planned activities for no more than twelve months after the offering. Please revise this statement to emphasize that you may raise significantly less than $1,000,000 and may fail to raise any additional capital.

Response:

We have revised our Risk Factor on page 13 in accordance with your request.

Management’s Discussion and Analysis

Results of Operations, page 62

4.

We note your response to prior comment 7. In updating to discuss the quarter ended November 30, 2012, you appear to have deleted your discussion of the fiscal year ended August 31, 2012. As previously requested, include a detailed discussion of the material changes in financial condition during your last two completed fiscal years. Discuss the reason for your material increase in revenues and provide a materially complete description of the “consulting project” that appears to have been your only source of revenues since inception. See Item 303(a) of Regulation S-K. Similarly revise your disclosure for the quarter ended November 30, 2012. See Item 303(b) of Regulation S-K.

Response:

In accordance with your request, we have reinserted and revised our discussion for the fiscal year ended August 31, 2012. Upon review of Items 303(a) and 303(b) of Regulation S-K, we believe we have met the disclosure requirements.

Executive Compensation, page 67

On page 68, you state that you did not agree to pay or accrue any salaries in 2011. Please disclose whether you agreed to pay or accrue any salaries in 2012.

We have revised our disclosure in accordance with your request.

We trust this meets with your approval.

Sincerely,

//Fred Person

President